1 Patria Investments (Nasdaq: PAX) Patria Acquires Private Equity Solutions Business from abrdn to Expand Global Private Markets Capabilities OCTOBER 2023

This presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities of Patria Investments Limited. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. Any estimates or projections included should not be relied upon as being necessarily indicative of future results. Forward Looking Statements This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “would,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20- F for the year ended December 31, 2022, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date of this investor presentation. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, and if we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. There can be no assurance that the proposed transactions described in this presentation, which are subject to certain closing conditions, will be completed, nor can there be any assurance, if the transactions are completed, that any potential benefits of the transactions will be realized. The description of the transactions contained herein is only a summary and does not purport to be complete. Use of Non-GAAP Financial Measures This presentation presents our fee related earnings and distributable earnings for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. For further information on why our management chooses to use these non- GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.” in our annual report on Form 20-F for the year ended December 31, 2022. Disclaimer

Transaction Summary

PATRIA

*Patria announced agreement for the **carve-out acquisition of a global private equity solutions business** from abrdn with **$9 billion in Total AUM** and **$7.8 billion in Fee Earning AUM**[1] across mainly **mid-market primaries, secondaries, and co-investment strategies***

Key Transaction Details	▪ Total consideration of up to £100 million (or currently ~$122 million) payable to the seller in cash, with £80 million as base value and £20 million contingent on certain performance factors o £60 million payable at closing and financed through bank credit facility maturing 36 months after closing o £20 million payable at 24 months from closing; and o Up to £20 million payable at 36 months from closing contingent on performance factors ▪ Fee Earning AUM of $7.8 billion generating effective management fee rate of 50-60 bps and a Fee Related Earnings margin of 30-40% ▪ Transaction expected to be accretive to PAX shareholders in 2024
Management	▪ Alignment through the incoming management team's opportunity to participate in the transaction o Any contribution towards cash consideration (not to exceed 10% of total consideration) to be converted into PAX shares and subject to 5-year lock-up agreement ▪ Management will enter Patria's long term incentive plans, including carry programs and management-related compensation
Timing	▪ Expected timeline for closing during the first half of 2024 ▪ Closing is conditioned to regulatory approvals and other items customary for these type of transactions
Further Developments	▪ Patria currently manages $1.3 billion of FEAUM through feeder funds that direct Latin American capital to global private markets, which have been active for more than 10 years ▪ The acquired platform together with this existing business will form a new vertical – Global Private Markets Solutions (GPMS) ▪ Global Private Markets Solutions positioned to launch with an aggregate pro forma FEAUM of over $9 billion and to be led by Marco D'Ippolito

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Note: Data as of 30 June 2023. (1) AUM/FEAUM at closing of transaction may differ from AUM/FEAUM at signing

4 Acquisition to Launch Patria’s Global Private Markets Solutions Vertical1 An Attractive Strategy… … Joining Forces With An Established Partner ✓ Specialized private equity programs, including Secondaries and Co-investments are among the fastest growing strategies within private markets but with limited scale opportunity in Latin America ✓ Demand for global private markets products is gaining momentum among Latin American investors as allocations to alternatives strategies evolve ✓ We believe adding these in-house solutions strategies is an important step to further build global private markets capabilities to serve local investors ✓ Reinforces a key pillar of Patria’s growth strategy ✓ Seasoned team joining Patria with financial and cultural alignment ✓ Strong and consistent investment performance across strategies with a differentiated approach to the mid-market private equity segment ✓ Sticky AUM denominated in hard currency across permanent capital, drawdown funds and separately managed accounts (SMAs) ✓ Loyal and complementary client base ✓ Extensive GP relationships across the European and US markets New strategy vertical continues our commitment to be a gateway for Latin American investors to access global private markets and serve our clients with a comprehensive portfolio of products (1) Global Private Markets Solution vertical to be created upon closing of transaction

5 Global Institutional Capital to LatAm Alternatives 1 LatAm Capital to LatAm Alternatives 2 LatAm Capital to Global Alternatives 3 Patria’s ambition as the “gateway for alternatives” in Latin America is based on three pillars ▪ Patria currently manages $1.3 billion of FEAUM in feeder funds direct to global partners with relationships spanning for more than 10 years ▪ The financial deepening in Latin America is expected to result in an increase of local investors allocations to global private markets over time… ▪ … as this plays out, we believe Latin American investors will seek attractive global products with a manager they know and trust ▪ Acquisition of in-house solutions capabilities is a vertical integration with attractive economics for Patria ▪ Adds additional long-dated and permanent capital AUM in hard currency and further diversifies product offering, geographical presence and client base ▪ Represents an opportunity to leverage Patria’s platform to unlock untapped distribution potential A Compelling Combination Aligned with Patria’s Strategic Growth Plan

Harnessing the Evolution of Private Markets Solutions

PATRIA

Primary, secondaries and co-investment strategies are in high demand, with consistent growth globally and in the European mid-market



Global Market (US$ billion)
CAGR (19'-22')
Primaries
483
6%
Secondaries
363
16%
Co-Invest.
187
21%
Total
1,033



European Mid Market (US$ billion)
CAGR (19'-22')
87
5%
50
16%
23
21%
160

Team operates in an **attractive & fast-growing market** within private markets

Longstanding **manager selection experience and consistent deployment of primary capital**, enabling sourcing of secondary and co-investment deal flow

Proven expertise in offering **highly tailored client solutions** by combining high quality primary, secondary and co-investment opportunities

Secondaries have **attractive features:** lower duration, faster DPI, strong IRRs & diversification

Leverage deep manager relationships and direct PE experience to select **differentiated, hard to access co-investments**

Mid-market space offers an attractive opportunity to drive differentiated returns through investments that are "hard to find, hard to access and hard to diligence"

Source: Based on Preqin data.

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Adding a Proven & Diversified Investment Platform...

PATRIA

Overview - A leading mid-market private equity solutions platform with 50+ employees, including 20+ investment professionals, and offices in London, Edinburgh and Boston

- ***Sticky Fee Earning AUM:*** transaction increases Patria's permanent capital from 7% to 13%[1] of FEAUM
- ***Hard Currency Revenue:*** 100% of FEAUM denominated in a combination of GBP, USD and EUR
- ***Loyal LP Base:*** strong relationships diversified across public and private pensions, financial institutions, insurance companies and endowments
- ***Extensive GP Relationships:*** deep coverage of PE funds and managers with 150+ current GP investment relationships and 250+ fund advisory board seats
- ***Attractive Investment Performance:*** strong track record of 16%, 20% and 20% IRR[2] in Primaries, Secondaries and Co-investments respectively

Client Offerings

FEAUM by Client Offering



18%
15%
9%
5%
53%
US$ 7.8 billion

Drawdown Funds

Single strategy (e.g., global specialized secondaries, European co-investments) or multi-strategy pooled vehicles for investors wanting access to a particular area of core expertise.

Listed Trust (permanent capital)

FTSE 250 investment company with 22-year track record, providing access to a diversified portfolio of leading private equity funds and co-investments

SMAs

Discretionary mid-market mandates (>$100m) tailored for sophisticated institutional investors

Third Party Portfolio Management

Contracted management of mature fully funded portfolios in a run-off stage

Legacy Mandates

Legacy mandates in the final stages of run-off

Strategies/Investment Focus

Primaries
~50% of NAV

- European & Global Buyout
- Best-in-class small and mid-market specialist managers with a sector and/or regional focus
- Hard-to-access and high-performing larger managers
- Seasoned/stapled opportunities

Secondaries
~25% of NAV

- Europe & US
- Focus on special, less competitive opportunities
  - Direct PE funds/funds-of-funds/secondary funds
  - Complex situations (GP-led, continuation funds, spin-outs, stapled primaries, co-invest secondaries)

Co-inv
~25% of NAV

- Europe
- Access to high quality, hard-to-access opportunities through broad primary portfolio
- Migrated to a more direct underwriting partner model in recent years, focusing on recurring business models

Note: Data as of 30 June 2023. (1) Pro forma to include pending M&A transactions; (2) Returns represent the pooled internal rate of return net of management fees, carried interest and expenses charged by the general partners of the underlying investments but before the reduction of platform's management fees and carried interest, fund expenses and gains/losses on distributed securities

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... with Strong & Consistent Investment Performance

PATRIA

- Solid and longstanding track record across attractive and scalable investment strategies (Primaries, Secondaries and Co-investments)
- High levels of client satisfaction on investment performance and mandate delivery to support new fundraising initiatives
- Compelling public market equivalent (PME) outperformance on major mandates
- Robust DPI performance of Secondaries program with all five mandates benchmarking top or second quartile[1]
- As of 2Q23, the listed private equity trust (aPEO) has delivered an annualized NAV total return of 11.4% since inception in 2001 which outperforms the FTSE All-Share Total Return index by more than 600 bps

In EUR	*Primaries*	*Secondaries*	*Co-investments*
Committed/ Invested Capital	€ 5.0 billion	€ 2.5 billion	€ 1.7 billion
TVPI[2]	1.7 x	1.6 x	1.8 x
IRR[3]	16 %	20 %	20 %

Note: Data as of 30 June 2023. 2008, 2008 and 2013 as inception vintages for Primaries, Secondaries and Co-investment strategies, respectively; (1) Mandates benchmarked against Burgiss Secondaries FoFs of the same vintage; (2) Total Value to Paid In Capital; (3) Returns represent the pooled internal rate of return net of management fees, carried interest and expenses charged by the general partners of the underlying investments but before the reduction of platform's management fees and carried interest, fund expenses and gains/losses on distributed securities.

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9 Joining Forces with a Well-Seasoned Team ▪ Experienced, market-leading team with broad skillset, compelling investment track record, and significant direct expertise/GP backgrounds ▪ Strong and complementary internal core capabilities of sourcing and investing – Primaries, Secondaries and Co-investments ▪ Complementary expertise to Patria, supported by a solid entrepreneurial cultural fit Merrick McKay Head of abrdn Private Equity Investment Committee member Years in PE: 30 Mark Nicolson Head of Primary Investments Investment Committee member Years in PE: 21 Patrick Knechtli Head of Secondaries Investment Committee member Years in PE: 26 Alan Gauld Senior Investment Director Years in PE: 13 Eric Albertson Head of US Private Equity Investment Committee member (SOF only) Years in PE: 23 Colin Burrow Head of Co-Investments Investment Committee member (Chair) Years in PE: 26 Cameron Graham Deputy Head of Secondaries Investment Committee member Years in PE: 15 Karin Hyland Deputy Head of Co-Investments Years in PE: 16 Alistair Watson Head of Strategy & Innovation Investment Committee member Years in PE: 18 Haresh Vazirani Senior Investment Director Years in PE: 16 James Bryden Chief Operating Officer Years with the team: 8 Note: reflects current titles at abrdn & 40+ full time employees

Patria Global Private Markets Solutions[1]: A New Platform for Growth

A new vertical focused on serving clients with a ***gateway to private markets on a global scale*** *through:*

- **Proprietary Primaries, Secondaries and Co-Investment**
  - With the acquisition, Patria will manage $7.8 billion in FEAUM across drawdown funds, listed vehicles (permanent capital) and SMAs
  - Growth opportunities:
    - Building-out distribution capabilities should materially boost generation of new products, clients and AUM
    - Pipeline of existing and new product offerings supported by demonstrable strong track record
    - Investment team and operational platform ready to be scaled
- **Third party global private markets products** via feeder funds for Latin American investors
  - Patria currently manages $1.3 billion of FEAUM through feeders direct to global partners across private equity, credit and real estate
  - Growth opportunities: expand investment strategies (e.g. Infrastructure) and client geographies (e.g. Brazil)



Marco D'Ippolito
Head of GPMS[1]

Managing Partner with over 22 years of experience in the private equity industry and 19 years in Patria, Marco D'Ippolito will head the new vertical

Patria Global Private Markets Solutions (Pro forma)

FEAUM by Strategy[2]


Primaries
43%
Secondaries
21%
US$
9+ bn
14%
Feeder Funds
(3rd Party)
21%
Co-investments

FEAUM by Product


SMAs
46%
Permanent Capital
(Listed Vehicle)
16%
Drawdown
Funds
13%
US$
9+ bn
4%
Legacy
Mandates
8%
Third Party
Portfolio
Management
14%
Feeder Funds
(3rd Party)

Note: Data as of 30 June 2023. (1) Global Private Markets Solution vertical to be created upon closing of transaction and to be led by Marco D'Ippolito; (2) FEAUM breakout for Primaries, Secondaries and Co-investments approximated based on NAV

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Patria: A Diversified Platform with a Runway to Scale

PATRIA

- ***At IPO**, Patria managed **$14 billion of AUM** and **$8 billion in FEAUM** concentrated in **two products***
- *Pro forma for pending acquisitions, Patria will manage approximately **$38 billion in Total AUM** and nearly **$31 billion in FEAUM** across a highly diversified platform with multiple vectors for capital raising and growth*

FEAUM ($ bn)	At IPO…		… Today (Pro forma to include pending M&A Transactions)	
Private Equity	$3.3	✓Flagship Buyout	$6.7	✓Flagship Buyout + **Growth Equity** + **Venture Capital** + **SPAC**
Infrastructure	$3.3	✓Flagship Development	$3.4	✓Flagship Development + **Core**
Credit	$0.1	✓Private Credit	$4.9	✓Private Credit + **LatAm High Yield & IG** + **LatAm Local Currency** + **Infra Credit** + **Receivables** + **Chilean High Yield & IG**
Public Equities	$0.3	✓PIPE	$2.7	✓PIPE + **LatAm Large Caps** + **LatAm Small Caps** + **Chilean Large Caps** + **Chilean Small Caps**
Real Estate	$0.7	✓Development ✓REITs	~$3.1	✓Development ✓REITs + **Geographic Capabilities**
Global Private Markets Solutions	$0.0	-	~$9.1	+ **Secondaries** + **Co-investments** + **Primaries** + **Global alternatives feeders** + **SMAs**
Wealth Mgmt	$0.0	-	$0.6	+ **Wealth Management**
TOTAL	$8		~$31	

Note: Pro forma for pending acquisitions. AUM/FEAUM at closing of transaction may differ from AUM/FEAUM at signing. Maps and flags represent the countries/regions of underlying investments.

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